INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ  85258

June 3, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:         ING Investors Trust (on behalf of ING Large Cap Value Portfolio)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ING Investors Trust (the “Trust”) respectfully requests withdrawal of the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 filed on June 3, 2013, Accession Number 0001104659-13-046429.

This Pre-Effective Amendment related to the reorganization in which ING Large Cap Value Portfolio, a series of the Registrant, will acquire all of the assets of ING Pioneer Mid Cap Value Portfolio, a series of the Registrant, in exchange for shares of ING Large Cap Value Portfolio and the assumption by ING Large Cap Value Portfolio of the liabilities of ING Pioneer Mid Cap Value Portfolio.

This Pre-Effective Amendment was inadvertently filed under the incorrect file number. Should you have any questions or comments, please feel free to contact me at (480) 477-2650.

Very truly yours,

/s/ Kristen Freeman

Kristen J. Freeman
Counsel
ING U.S. Legal Services